As filed with the Securities and Exchange Commission on September 14, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

________________________________

POSCO

 (formerly known as POHANG IRON & STEEL CO., LTD.)

(Exact name of issuer of deposited securities as specified in its charter)

__________________________________

The Republic of Korea

(Jurisdiction of incorporation or organization of issuer)

The Bank of New York

(Exact name of depositary as specified in its charter)

One Wall Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

___________________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Shares of Common Stock of POSCO	200,000,000 American Depositary Shares	$5.00	$10,000,000.00	$307.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit 1.2 to this Registration Statement which is incorporated herein by reference.

PART I.  INFORMATION REQUIRED IN PROSPECTUS

Item 1.

Description of Securities to be Registered.

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Paragraphs (15) and (16)

securities

(iii)  The collection and distribution of dividends

Paragraphs (12, (14) and (15)

(iv)  The transmission of notices, reports and proxy

Paragraphs (11), (15), and (16)

soliciting material

(v)  The sale or exercise of rights

Paragraph (13)

(vi)  The deposit or sale of securities resulting from

Paragraphs (12) and (17)

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Paragraphs (20) and (21)

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Paragraph (11)

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Paragraphs (2), (3), (4), (6) and (8)

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Paragraphs (13) and (18)

3.  Fees and Charges

Paragraph (7)

Item 2.  Available Information.

Public reports furnished by issuer

Paragraph (11)

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(a)

Form of Deposit Agreement dated as of September 26, 1994, among Pohang Iron & Steel Co., Ltd., The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.1.

(b)

Form of Amendment No. 1 to Deposit Agreement dated as of June 25, 1997, among Pohang Iron & Steel Co., Ltd., The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.2.

(c)

Form of letter dated as of October 21, 1994 from the Depositary to Pohang Iron & Steel Co., Ltd. relating to pre-release activities. - Filed herewith as Exhibit 2.

(d)

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

(e)

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

(f)

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item 4. Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 14,  2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Shares of Common Stock of POSCO.

By:

The Bank of New York,

  As Depositary

By:  /s/ Nuno Da Silva

Name:  Nuno Da Silva

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, POSCO has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Seoul, Republic of Korea on September 14, 2007.

POSCO

By:  /s/ Lee, Ku-Taek

Name:  Lee, Ku-Taek

Title:  Chief Executive Officer and

 Representative Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 14, 2007.

Name

Title

/s/ Lee, Ku-Taek

Chief Executive Officer, Representative Director

Lee, Ku-Taek

Director

/s/ Yoon, Seok-Man

President, Representative Director

Yoon, Seok-Man

Director

/s/ Lee, Youn

President, Representative Director

Lee, Youn

Director

/s/ Chung, Joon-Yang

President, Representative Director

Chung, Joon-Yang

Director

/s/ Cho, Sung-Sik

Senior Executive Vice President, Director

Cho, Sung-Sik

/s/ Lee, Dong-Hee

Senior Executive Vice President, Director, Principal

Lee, Dong-Hee

Financial Officer & Principal Accounting Officer

______________________

Chairman of the Board, Director

Kim, E. Han

______________________

Director

Park, Young-Ju

/s/ Jun, Kwang-Woo

Director

Jun, Kwang-Woo

/s/ Jones, Jeffrey D.

Director

Jones, Jeffrey D.

/s/ Suh, Yoon-Suk

Director

Suh, Yoon-Suk

/s/ Park, Won-Soon

Director

Park, Won-Soon

______________________

Director

Ahn, Charles

/s/ Huh, Sung K.

Director

Huh, Sung K.

/s/ Sun, Wook

Director

Sun Wook

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF POSCO

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of POSCO, has signed this Registration Statement or amendment thereto in Woodcliff Lake, New Jersey, on September 14, 2007.

By: /s/ Jong-Wan Yoo

Name:  Jong-Wan Yoo

Title:  President, POSCO America Corp.

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1.1

Form of Deposit Agreement dated as of September 26, 1994, among Pohang

Iron & Steel Co., Ltd., The Bank of New York as Depositary, and all

Holders and Beneficial Owners from time to time of American Depositary

Receipts issued thereunder.

1.2

Form of Amendment No. 1 to Deposit Agreement dated as of June 25, 1997,

among Pohang Iron & Steel Co., Ltd., The Bank of New York as Depositary,

and all Holders and Beneficial Owners from time to time of American

Depositary Receipts issued thereunder.

2

Form of letter dated October 21, 1994 from the Depositary to Pohang Iron

& Steel Co., Ltd. relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.

5

Certification under Rule 466.